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                          November 6, 2023

       Pascal Touchon
       Chief Executive Officer
       Atara Biotherapeutics, Inc.
       2380 Conejo Spectrum, Street, Suite 200
       Thousand Oaks, California 91320

                                                        Re: Atara
Biotherapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 1,
2023
                                                            File No. 333-275256

       Dear Pascal Touchon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Carlton Fleming